                                                  UNITED STATES
                                       SECURITIES AND EXCHANGE COMMISSION
                                            Washington, D.C. 20549

                                                -----------------

                                                   FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                                   For the fiscal year ended December 31, 2004

                                                       OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                          For the transition period from    1/1/04     to     12/31/04
                                                          ------------     ----------------

                                        Commission File Number 0-13089

                                                ------------------

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Hancock Bank 401(k) Savings & Investment Plan & Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                                              Hancock Holding Company
                                                     P. O. 4019
                                                Gulfport, MS  39501

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                                 Table of Contents

                                                                               Page

Report of Independent Registered Public Accounting Firm                         1

Financial Statements:

     Statements of Net Assets Available for Benefits                            2

     Statements of Changes in Net Asset Available for Benefits                  3

     Notes to Financial Statements                                              4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                  9

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Hancock Bank 401(k) Savings and Investment Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Hancock Bank 401(k) Savings and Investment Plan and Trust (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2004 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Birmingham, AL
May 27, 2005

                                              HANCOCK BANK 401(k) SAVINGS AND
                                                 INVESTMENT PLAN AND TRUST

                                      Statements of Net Assets Available for Benefits

                                                December 31, 2004 and 2003

                                    Assets                         2004                  2003
                                                            -------------------   -------------------
Cash                                                         $       26,803        $       44,161
Investments, at fair value                                       36,993,034            30,518,020
Receivables:
     Employer contributions                                             438                   669
     Employee contributions                                              10                 2,111
     Accrued interest and dividends                                   6,807                 5,919
                                                            -------------------   -------------------
                 Net assets available for benefits           $   37,027,092        $   30,570,880
                                                            ===================   ===================
See accompanying notes to financial statements.

                                                             2

                                              HANCOCK BANK 401(k) SAVINGS AND
                                                 INVESTMENT PLAN AND TRUST

                                Statements of Changes in Net Assets Available for Benefits

                                          Years ended December 31, 2004 and 2003

                                                                        2004                  2003
                                                                 -------------------   -------------------
Employee contributions                                            $    3,304,566        $    3,203,579
Employer contributions                                                 1,206,008             1,139,872
Investment income:
     Net appreciation in fair value of investments                     3,856,197             4,417,593
     Interest and dividend income                                        673,770               448,134
                                                                 -------------------   -------------------
                 Total investment income                               4,529,967             4,865,727
Benefit payments to participants                                       2,580,081             2,254,613
Administrative fees                                                        4,248                 4,158
                                                                 -------------------   -------------------
                 Net increase                                          6,456,212             6,950,407
Net assets available for benefits, beginning of year                  30,570,880            23,620,473
                                                                 -------------------   -------------------
Net assets available for benefits, end of year                    $   37,027,092        $   30,570,880
                                                                 ===================   ===================
See accompanying notes to financial statements.

                                                           3

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2004 and 2003

(1)    Plan Description

       The following  description of Hancock Bank 401(k)  Savings and Investment  Plan and Trust (the Plan) provides only general  information.  Participants  should refer to the Plan agreement for a more complete  description of the Plan's provisions. This information is available from the plan administrator.

      (a)     General

              The Plan is a defined  contribution  plan established  under the provisions of  Section 401(a)  of the
              Internal Revenue Code (IRC),  which includes a qualified cash or deferred  arrangement as described in
              Section 401(k) of the IRC for eligible employees of Hancock Bank,  Hancock Insurance Agency,  Harrison
              Finance Company,  Hancock Bank of Louisiana,  Hancock Bank of Florida,  Hancock Mortgage  Corporation,
              and Hancock  Investments  Services,  Inc.  (collectively  the  Company).  All  full-time and part-time employees  of the Company who have  completed  90 days of service and are age 18 or older are eligible to participate.  The Plan is subject to the provisions of the Employee  Retirement Income Security Act of 1974, as amended (ERISA).

              All assets of the Hancock Bank Profit Sharing Plan were transferred to the Plan,  effective January 1,
              2002. The Hancock Bank Profit Sharing Plan assets are segregated  from other assets for record keeping purposes as no new  participants  are allowed within the profit  sharing  portion of the plan, and the funds therein are nonparticipant-directed.

      (b)     Plan Administration

              Hancock Trust and  Financial  Services  Group (the  Trustee),  a subsidiary of the Company,  holds the
              Plan's  investments and executes  transactions for the Plan. The Plan is administered by an officer of
              Hancock Bank.

      (c)     Contributions

              Eligible  employees may elect to defer up to the Internal Revenue Service (IRS)  limitations,  $13,000 and $12,000 in 2004 and 2003,  respectively.  The Company matches 50% of participant  contributions up to the first 6% of the  participant's  salary under the provisions of the Plan. Total Company matching contributions  were  $1,206,008  and  $1,139,872  for the  years  ended  December 31,  2004 and  2003, respectively.

      (d)     Participant Accounts

              Individual  accounts are maintained for each of the Plan's  participants to reflect the  participant's contributions  and  earnings or losses  thereon and  allocated  employer  matching  contributions  and earnings or losses thereon, as well as the participant's allocated share of administrative expenses.

      (e)     Vesting

              Participants  are fully  vested in their  contributions  and  allocated  earnings  or losses  thereon.
              Participants  are fully vested in employer  matching  contributions  and allocated  earnings or losses thereon  after  three  years of  benefit  service  with no  vesting  before  three  years of  service.
              Participants  are fully vested in the Hancock Bank Profit  Sharing Plan  contributions  and  allocated earnings or losses  thereon after five years of benefit  service with no vesting  before five years of service.  All  participants  vest  100% upon  death or  termination  of  employment  due to  permanent disability.

                                                         4                                               (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2004 and 2003

      (f)     Forfeitures

              Forfeitures of employer matching  contributions and allocated  earnings and losses thereon are used to reduce employer  contributions  during the Plan year. At December 31,  2004 and 2003,  these forfeited amounts totaled $36,813 and $19,554, respectively, which were used to reduce employer contributions.

              Forfeitures  of  the  Hancock  Bank  Profit  Sharing  Plan  contributions  and  earnings  thereon  are reallocated  to  participant  accounts as defined by the Plan. At  December 31,  2004 and 2003,  these forfeited amounts totaled $0 and $32,276, respectively.

      (g)     Investment Options

              The Plan allows participants to direct  contributions into various investment  options.  These options include cash  equivalents,  mutual funds,  and Hancock  Holding  Company common stock.  The segregated funds of the former Hancock Bank Profit Sharing Plan are nonparticipant-directed.

      (h)     Distributions

              Upon termination,  the Plan provides for lump sum or installment payment options based on the election of the participant or beneficiary.  A lump sum payment will be made for  participants,  whose balances are below certain amounts, as defined by the Plan.

              A financial  hardship  withdrawal  provision is available enabling a participant to withdraw an amount to cover an immediate and heavy financial need.

      (i)     Participant Loans

              Participant loans are not permitted by the Plan.

(2)   Summary of Significant Accounting Policies

      (a)     Basis of Presentation

              The  financial  statements  of the Plan are prepared on the accrual  basis of accounting in accordance with U.S. generally accepted accounting principles.

      (b)     Use of Estimates

              The  preparation  of financial  statements  in  conformity  with U.S.  generally  accepted  accounting principles  requires  management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

      (c)     Valuation of Investments

              Investments  are stated at fair value.  Shares of mutual  funds and common  stock are valued at quoted market prices. Cash equivalents are stated at cost, which approximates fair value.

                                                         5                                               (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2004 and 2003

              Purchases and sales of securities  are recorded on a trade-date  basis.  Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

              Net realized and unrealized  appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

              The Plan utilizes various investment  instruments.  Investment securities,  in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment  securities,  it is reasonably  possible that changes in the values of investment  securities  will occur in the near term and that such changes could  materially  affect the amounts reported in the financial statements.

      (d)     Benefit Payments

              Benefits are recorded when paid.

(3)    Investments

       The fair value of individual  investments  that  represent 5% or more of the Plan's net assets  available for benefits as of December 31, 2004 and 2003 are as follows:

                                                             2004                                2003
                                              ----------------------------------  -----------------------------------
                                                  Shares          Fair value          Shares           Fair value
                                              ----------------  ----------------  ----------------   ----------------
       Hancock Holding Company
           common stock (participant-directed)        236,336    $    7,907,802            91,585     $    4,997,793
       Hancock Holding Company
           common stock (nonparticipant-
           directed)                                   20,700           692,622            10,350            564,800
                                              ----------------  ----------------  ----------------   ----------------
                Total Hancock
                   Holding Company
                   common stock                       257,036    $    8,600,424           101,935     $    5,562,593
                                              ================  ================  ================   ================
       Hancock Horizon Growth Fund,
           Trust Class (nonparticipant-directed)      156,171    $    2,639,299           174,179     $    2,543,010
           Class A (participant-directed)             171,124         2,968,612                 -                  -
       Hancock Horizon Strategic Fund,
           Trust Class (nonparticipant-directed)      288,815         4,482,408           251,270          3,977,604
       Hancock Horizon Treasury Fund,
           Class A (participant-directed)           2,871,280         2,871,280         2,880,113          2,880,113
       Hancock Horizon Value Fund,
           Trust Class (nonparticipant-directed)      179,186         4,054,997           211,617          3,995,328
           Class A (participant-directed)             136,303         3,079,091                 -                  -
       Federated Max Cap Institutional
           Services (participant-directed)             79,954         1,954,887            94,134          2,115,181

                                                         6                                               (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2004 and 2003

       During 2004 and 2003, the Plan's investments  (including  investments bought,  sold, or held during the year)
       appreciated in value as follows:

                                                                                   2004                  2003
                                                                            -------------------   -------------------
       Hancock Holding Company common stock                                  $       1,286,559               770,614
       Mutual funds                                                                  2,569,638             3,646,979
                                                                            -------------------   -------------------
                 Net appreciation in fair value of investments               $       3,856,197             4,417,593
                                                                            ===================   ===================

(4)    Tax Status

       The IRS has determined and informed the Company by letter dated May 29,  2003,  that the Plan and the related trust  established  under the Plan are designed in accordance  with the  applicable  sections of the Internal
       Revenue Code (IRC). The Plan  administrator  and the Plan's tax counsel believe that the Plan is designed and is currently  being operated in compliance  with the applicable  provisions of the IRC and the Plan document.
       Therefore,  the Plan administrator  believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(5)    Nonparticipant-Directed Investments

       Information  about the net assets and the  significant  components  of the changes in net assets  relating to the nonparticipant-directed investments is as follows:

       Net Assets

                                                                                    2004                  2003
                                                                            -------------------   -------------------
       Cash                                                                   $         23,963                22,963
       Hancock Holding Company common stock                                            692,622               564,800
       Mutual funds                                                                 11,174,703            10,521,626
       Money market funds                                                               71,368               164,834
       Certificate of Deposit                                                          528,439               511,021
                                                                            -------------------   -------------------
                 Net assets available for benefits                            $     12,491,095            11,785,244
                                                                            ===================   ===================

       Changes in Net Assets

                                                                                     Year ended December 31
                                                                            -----------------------------------------
                                                                                      2004                  2003
                                                                            -------------------   -------------------
       Investment income                                                      $        369,251               248,879
       Net appreciation                                                              1,193,548             1,670,174
       Benefits paid                                                                  (848,240)           (1,071,794)
       Administrative expenses                                                          (4,248)               (4,158)
                                                                            -------------------   -------------------
                 Net increase in net assets                                   $        710,311               843,101
                                                                            ===================   ===================

                                                         7                                               (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2004 and 2003

(6)    Related Party Transactions

       The Trustee,  Hancock  Trust and  Financial  Services  Group,  acts as trustee of the Plan.  The Trustee is a subsidiary  of the Company.  Certain Plan  investments  are shares of mutual funds managed by Hancock Bank, a subsidiary of Hancock Holding Company.  At December 31,  2004 and 2003, the Plan held certificates of deposit in Hancock Bank totaling $526,439 and $511,021,  respectively.  Additionally,  at December 31, 2004 and 2003, the Plan  owned  $8,600,424  (257,036  shares)  and  $5,562,593  (101,935 shares),  respectively,  in Hancock
       Holding  Company  stock.  During 2004 and 2003,  the Plan  recorded  $139,197 and $85,654,  respectively,  in dividend  income on Hancock Holding Company stock.  The Plan paid  administrative  fees to the Trustee during
       2004 and 2003 totaling $4,248 and $4,158, respectively.

(7)    Plan Termination

       Although  it has not  expressed  any  intention  to do so,  the  Company  has the  right  under  the  Plan to discontinue  its  contributions  at any time and to terminate the Plan subject to the provisions set forth in
       ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

                                                           8

                                                                                                             Schedule I
                                            HANCOCK BANK 401(k) SAVINGS AND
                                               INVESTMENT PLAN AND TRUST

                            Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                   December 31, 2004

   Number                                                                                                   Current
  of units                                Description                                     Cost            fair value
--------------  -----------------------------------------------------------------   -----------------   ----------------
   526,439      * Hancock Bank Certificate of Deposit 4.17% 10/20/09                 $    526,439        $   526,439
   257,036      * Common stock of Hancock Holding Company                               5,058,272          8,600,424
    45,001      * Hancock Horizon Burkenroad Fund, Class A                                979,878          1,120,083
   177,124      * Hancock Horizon Growth Fund, Class A                                  2,513,770          2,968,612
   156,172      * Hancock Horizon Growth Fund, Trust Class                              2,148,501          2,639,299
    54,912      * Hancock Horizon Strategic Fund, Class A                                 864,250            851,135
   288,815      * Hancock Horizon Strategic Fund, Trust Class                           4,384,390          4,482,408
   136,303      * Hancock Horizon Value Fund, Class A                                   2,529,848          3,079,091
   179,186      * Hancock Horizon Value Fund, Trust Class                               2,796,868          4,054,997
 2,871,280      * Hancock Horizon Treasury Money Market Fund, Class A                   2,871,280          2,871,280
    71,368      * Hancock Horizon Treasury Money Market Fund, Trust Class                  71,368             71,368
    43,371        Federated Intermediate Government Securities                            487,008            490,097
    99,910        Federated Investment Bond Funds                                         902,841            920,175
    62,880        Federated International Capital Appreciation Fund                       489,148            613,081
    79,954        Federated Max Cap Institutional Services Shares                       1,715,192          1,954,887
    40,110        Federated Index Mini Cap Fund                                           519,743            628,522
    42,403        T Rowe Price Growth Stock Fund                                        1,023,491          1,121,136
                                                                                    -----------------   ----------------
                                                                                     $ 29,882,287        $36,993,034
                                                                                    =================   ================
*Indicates a party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

                                                                9

                                                           SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                              Hancock Bank 401(k) Savings and Investment Plan

                                                           By:  /s/ Carl J. Chaney
                                                              --------------------------------------------
                                                               Carl J. Chaney
                                                               Executive Vice President & Chief Financial
                                                                  Officer

Date:  June 28, 2005

                                                                10

                                              Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Hancock Bank 401(k) Savings and Investment Plan and Trust

We consent to the incorporation by reference in Registration  Statement  No. 33-05081 on Form S-8 of Hancock Holding
Company of our report dated May 27,  2005,  with respect to the  statements of net assets  available for benefits of
Hancock Bank 401(k) Savings and Investment Plan and Trust as of December 31,  2004 and 2003, the related  statements of changes in net assets  available  for  benefits for the years then ended and the related  supplemental  schedule,
Schedule H, Line 4i - Schedule of Assets (Held at End of Year),  as of  December 31,  2004 which  report  appears in the December 31, 2004 Annual Report on Form 11-K of Hancock Bank 401(k) Savings and Investment Plan and Trust.

/s/ KPMG LLP

Birmingham, Alabama
June 24, 2005